Exhibit 24.1

Limited Power of Attorney

As Chief Financial Officer of Cyanotech Corporation, my signature below authorizes the President of Cyanotech Corporation to affix my name and signature to the Corporation’s Management Letter of Representations, Form 10-Q and if necessary, other relevant documents consistent with timely filing of Form 10-Q which is to be filed with the Securities and Exchange Commission on or before October 15, 2007, and to cause such Form to be duly filed with the Securities and Exchange Commission.  This Limited Power takes effect when the President of Cyanotech Corporation and myself, as Chief Financial Officer, mutually agree by email, facsimile, or telephone that we have duly discussed, reasonably reviewed, and agreed to the contents of such Form 10-Q and any such other relevant documents.

September 7, 2007	/s/ William R. Maris
William R. Maris